1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 5, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Shareholders Approve NT$8 Cash Dividend and Elect Board of

Directors; Board of Directors Elect Mark Liu as Chairman and C.C. Wei as

CEO and Vice Chairman

Hsinchu, Taiwan, R.O.C. – June 5, 2017 –TSMC (NYSE: TSM) today held its 2018 Annual Shareholders’ Meeting, which passed the following major resolutions:

1.	Acknowledged the 2017 Business Report and Financial Statements. Consolidated revenue totaled NT$977.45 billion and net income was NT$343.11 billion, with diluted earnings per share of NT$13.23.

2.	Approved the distribution of a NT$8 cash dividend per common share.

3.	Approved amendments to TSMC’s Articles of Incorporation.

4.	Elected TSMC’s 14th Board of Directors. The nine Directors are: Mark Liu, Mei-ling Chen (Representative of the Development Fund, Executive Yuan), C.C. Wei, F.C. Tseng, Sir Peter L. Bonfield, Stan Shih, Kok-Choo Chen, Michael R. Splinter, and Thomas J. Engibous. Five of those elected, Sir Peter L. Bonfield, Stan Shih, Kok-Choo Chen, Michael R. Splinter, and Thomas J. Engibous, are independent directors.

TSMC also held the first meeting of the 14th Board of Directors, and in the first day of the meeting the Board elected Dr. Mark Liu as Chairman and Dr. C.C. Wei as Chief Executive Officer (CEO) and Vice Chairman. The meeting will continue for a second day on June 6.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com